Filed Pursuant to Rule 253(g)(2)

File No. 024-10766

Worthy Peer Capital, Inc.

SUPPLEMENT NO. 1 DATED MAY 28, 2019

TO THE OFFERING CIRCULAR DATED DECEMBER 17, 2018

This document supplements, and should be read in conjunction with, the offering circular of Worthy Peer Capital, Inc. dated December 27, 2018 which forms a part of the offering statement on Form 1-A filed by us with the Securities and Exchange Commission on November 27, 2018 (the “offering circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meaning as set forth in the offering circular.

The purpose of this supplement is to:

•	update the description of our business activities;
•	update the interest rate that the Worthy Bonds will pay ;and
•	update use of proceeds by us from the offering.

Business Overview

The following information supersedes and replaces the first paragraph under Business Overview appearing on page 1 of the offering circular.

We are an early-stage company.  Our business model provides that at least 60% of our assets are to be used for (i) loans to manufacturers, wholesalers and retailers secured by inventory and/or equipment, and (ii) purchase order financing. To a lesser extent (not more than 40% of our assets), we may also provide (i) secured loans to other borrowers, (ii) acquire equity interests in real estate (not more than 10% within this 40% cap); (iii) make fixed income investments; and (iv) provide factoring financing, provided the amount and nature of such activities does not cause us to lose our exemption from regulation as an investment company pursuant to the Investment Company Act of 1940.

Worthy Bond Interest Rate

The following information supersedes and replaces the information appearing in on the cover page of the offering circular, in The Offering on page 4 of the offering circular, on page 19 of the Offering Circular under Securities Being Offered.

Worthy Bonds bear interest at 5% per annum, subject to our option to increase the interest rate up to an additional 1% per annum.

The Offering

The following information supersedes and replaces the Use of Proceeds subsection under The Offering appearing on page 4 of the offering circular.

Use of proceeds

If we sell $50 million of gross proceeds from the sale of our securities under this offering circular, we estimate our net proceeds, after deducting estimated commissions and expenses, will be approximately $49,950,000, assuming our offering expenses are $50,000. We intend to use approximately 95% of the proceeds from the sale of additional Worthy Bonds in this offering to fund (i) loans to manufacturers, wholesalers and retailers secured by inventory and/or equipment, and (ii) purchase order financing. To a lesser extent, we may also provide (i) secured loans to other borrowers, (ii) acquire equity interests in real estate; (iii) make fixed income investments; and (iv) provide factoring financing.  We may also use approximately 5% of the proceeds from this offering for general corporate purposes including the costs of this offering. Our allocation of the proceeds of this offering will be made by our management in its sole discretion and will be made in a manner so that the amount and nature of such use of proceeds does not cause us to lose our exemption from regulation as an investment company pursuant to the Investment Company Act of 1940.  See “Use of Proceeds.”

Risk Factors

The following information is added to Risk Factors beginning on page 5 of the offering circular.

Risks Related to this Offering

We have broad discretion in determining how to use the proceeds from this offering and we cannot assure you that we will be successful in spending the proceeds in ways that increase our profitability or market value, or otherwise yield favorable returns.

We plan to utilize net proceeds of this offering for the purposes set forth in “Use of Proceeds.”  We will have broad discretion in determining specific expenditures.  You will be entrusting your funds to our management, upon whose judgment you must depend, with limited information concerning the purposes to which the funds will ultimately be applied.  We may not be successful in spending the proceeds of this offering in ways which increase our profitability or market value, or otherwise yield favorable returns.

Use of Proceeds

The following information supersedes and replaces the first paragraph under Use of Proceeds appearing on page 9 of the offering circular.

If we sell $50,000,000 of gross proceeds from the sale of our Worthy Bonds under this offering circular, we estimate our net proceeds, after deducting estimated commissions and expenses, will be approximately $49,950,000, assuming our expenses are $50,000 for such offering. We intend to use approximately 95% of the proceeds from the sale of Worthy Bonds in this offering to fund (i) loans to manufacturers, wholesalers and retailers secured by inventory and/or equipment, and (ii) purchase order financing. To a lesser extent (not more than 40% of our assets), we may also provide (i) secured loans to other borrowers, (ii) acquire equity interests in real estate (not more than 10% within this 40% cap); (iii) make fixed income investments; and (iv) provide factoring financing.  We may also use approximately 5% of the proceeds from this offering for general corporate purposes including the costs of this offering. Our allocation of the proceeds of this offering will be made by our management in its sole discretion and will be made in a manner so that the amount and nature of such use of proceeds does not cause us to lose our exemption from regulation as an investment company pursuant to the Investment Company Act of 1940.

Business

The following information supersedes and replaces the subsection “Our Business” appearing on page 11 of the offering circular.

Our Business

Under our business model, we generate revenue in multiple ways: through fees charged to borrowers, interest generated from each loan that we purchase or in which we participate and potentially fees from ancillary services that we introduce to our Worthy members and others provided by us.

Our business model provides that at least 60% of our assets will be used for (i) loans to manufacturers, wholesalers, and retailers secured by inventory and/or equipment; and (ii) purchase order financing. To a lesser extent (not more than 40%), we may also use our assets to provide (i) secured loans to other borrowers; (ii) acquire equity interests in real estate (not more than 10% within this 40% cap); (iii) make fixed income investments; and (iv) provide factoring financing, provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940.

Retail inventory financing is a form of asset-based lending that allows retailers and wholesalers to use inventory as collateral to obtain a line of credit from us. The line of credit can be used to purchase additional inventory.

Purchase order financing allows manufacturers and wholesalers to receive up to 100 percent of the funds needed to fill an order for specified merchandise when they are unable to do so on their own.

Subject to the limitations described above, we may also purchase directly or indirectly accounts receivables in a factoring transaction. Factoring is a financial transaction and type of debtor financing in which a business sells its accounts receivables (i.e., invoices) to a third party called a factor at a discount.

We anticipate that we will generate fees from our ancillary services by agreement with WFI. These ancillary services will be from introducing our bond holders to providers of personal loans, refinanced student loans, and small business loans. We are to receive 1/3 of the fees received by WFI. We are unable to anticipate the amount of the loans or the fees we will receive.

During 2018, we began deploying the capital we have raised through the sale of Worthy Bonds. As of December 31, 2018 we had entered in to three loan receivable agreements for an aggregate amount of $1,200,000, with small business borrowers. The loans pay interest at varying rates ranging from 0.62% per month to 1.5% per month and collateral management fees ranging from of 0.5% to 1% per month. The loan agreements have customary loan origination fees, which have been netted against the loan costs with the net amount recorded as deferred revenue to be recognized as revenue over the term of the loan. One of the loans has an annual facility fee, which is being amortized into income over one year. The term of the loans range from two to three years, with no prepayment penalty and generally pay interest only in year one. The loans are secured by the assets of the borrower.

Subsequent to December 31, 2018 and through May 15, 2019, we have entered into several additional agreements utilizing the proceeds from the sale of Worthy Bonds, including:

•

in January 2019, we entered into a $170,000 loan receivable agreement with a small business.  The terms are similar to the loan receivable agreements entered into during 2018 described earlier in this section;

•	in February 2019, we invested $200,000 in two privately held real estate investment trusts (REITs), and we invested an additional $200,000 in fixed income marketable securities;
•	in March 2019, we invested $175,000 in a loan secured by a first mortgage in real estate;
•	in April 2019, we invested $204,000 in a loan secured by a first mortgage in real estate;
•

in April 2019, we invested $600,000 in a loan secured by inventory and real estate and personally guaranteed by the principal shareholder of the borrower on terms similar to the 2018 loans described earlier in this section;

•

in April 2019, we invested $150,000 in a loan secured by inventory to a small business and personally guaranteed by the principal shareholder of the borrower on terms similar to the 2018 loans described earlier in this section;

•	In April 2019, we invested $200,000 in a loan secured by a first mortgage in real estate;
•

in May 2019, we invested $125,000 in a loan secured by inventory and personally guaranteed by the principal shareholder of the borrower on terms similar to the 2018 loans described earlier in this section; and

•

in May 2019, we invested $941,665 in a participation with another asset based lender in an inventory secured loan guaranteed by the principal shareholder of the borrower on terms similar to the 2018 loans described earlier in this section.

All of the foregoing loans and other investments are U.S.- based transactions.

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